[FLEXIBLE SOLUTIONS LETTERHEAD]

August 11, 2005

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W., Mail Stop 0510
Washington D.C., 20549
Attn: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc.
Registration Statement on Form S-3, filed on May 10, 2005 (SEC File No. 333-124751); Annual Report on Form 10-KSB for the Fiscal Year Ended December 31, 2004, filed on March 24, 2005 (SEC File No. 1-31540;) and Quarterly Report on Form 10-QSB for the Fiscal Quarter Ended March 31, 2005, filed on May 13, 2005 (SEC File No. 1-31540)

Dear Ms. Long:

        Flexible Solutions International, Inc. (the “Company”), has reviewed the Securities and Exchange Commission (the “Commission”) letter dated July 12, 2005 (the “July 12 Comment Letter”) regarding the Company’s Registration Statement on Form S-3 (the “Form S-3”), the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 (the “Form 10-KSB”) and the Company’s Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2005 (the “Form 10-QSB”), filed by the Company on May 10, 2005, March 24, 2005 and May 13, 2005, respectively. The Company responds to the July 12 Comment Letter as follows:

A.	Response to SEC Comment 1

        The SEC has replied that it is still unclear, given the guidance in Rule 11-01(d) of Regulation S-X, how the Company determined that the acquisition of the Donlar assets was not a purchase of a business. We believe that there are two primary factors that support our position that Donlar was not an acquisition of a business. First, the business of Donlar was bankrupt with no existing or projected profitable operations. Secondly, substantially all of the customers of Donlar ceased doing business with the Company and all relationships with previous customers had to be completely rebuilt.

        Rule 11-01(d) of Reg. S-X lists several factors to be considered in determining whether a “business” has been acquired, the overall focus being whether there is a sufficient continuity of the acquired entity’s operations prior to and after a transaction such that the disclosure of the prior financial information is material to an understanding of future operations. For purposes of such determinations, Rule 11.01(d) of Reg. S-X sets forth the applicable measures, which are as follows:

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

    (a)        whether the nature of the revenue-producing activity acquired is generally the same as before the transaction; or

    (b)        whether any of the following attributes of the acquired operations were transferred: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques, or (viii) trade names.

        It is under this framework that the Company concluded it did not acquire a “business” when it acquired the Donlar assets.

        Purchase of the Assets. In May 2004 the Company acquired substantially all of the assets of Donlar for the purchase price of $6.15 million. Consideration for the purchase price was the payment of $3 million in cash, and the issuance of a secured promissory note to Tennessee Farmers Life Insurance Company (“TFL”) for the remainder, bearing interest at 4% per annum and due June 2, 2005.

        At the time of Donlar’s bankruptcy, TFL was Donlar’s largest creditor and was granted security interests, mortgages and other liens on substantially all of Donlar’s assets. Due to a lack of profitable operations and negative cash flow Donlar defaulted on its loans. TFL then commenced foreclosure proceedings and, in April 2004, the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division, authorized the sale of the Donlar assets through a bidding process.

        Through the auction process the receivers were unable to obtain any bidder for the assets of Donlar. Although it had many patents and unique production processes the receivers were unable to find any synergistic or otherwise potential purchaser who could utilize the patents and processes developed by Donlar. As a result, FSI was the only bidder for the assets of Donlar.

        When the Company acquired the assets of Donlar, knowing full well that the business of Donlar had ceased, it had as its primary objective the consolidation of the distribution and all feasible manufacturing operations of the Company in one facility in the United States. Prior to the acquisition of the Donlar assets the Company had a research facility in Victoria, British Columbia, Canada, a manufacturing plant in Calgary, Alberta, Canada, a distribution centre in Richmond, British Columbia, Canada, an additional distribution centre in Chicago, Illinois, and an additional distribution center in Blaine, Washington. Although the majority of the Company’s manufacturing and distribution centers were located in Canada, the majority of the Company’s current and potential market share resided in the United States.

        One of the contributing factors for acquiring the operating assets and plant of Donlar was the cancellation of the Sun Solar Energy Technologies and Ondeo Nalco distribution agreements. Prior to the first quarter of 2004 the Heat$avr and Tropical Fish products were distributed in North America by Sun Solar Technologies. During the fiscal year 2003 73% of the Company’s total sales were through this company. The exclusive distribution agreement with Sun Solar Technologies was entered into in February 1998. In order to maintain the exclusivity of such agreement, Sun Solar Technologies had to order and pay for at least 860,000 units during the year ended February 29, 2004. The agreement terminated on February 29, 2004. Because the Company believed that it could distribute the Tropical Fish products more economically than Sun Solar Technologies through its own channels and Sun Solar Technologies did not meet the sales quota, the distribution agreement was not renewed. The Company intended to distribute the Tropical Fish products, renamed to Eco$avr, through the new Donlar plant.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        In June 2002 the Company introduced the Water$avr product. This product utilizes the Company’s technology to reduce water evaporation. It is marketed as a water conservation product for use where water is standing or gently flowing and the need for water can justify the cost of purchase and deployment of the product. The potential applications for the product include reservoirs, potable water storage, aqueducts and canals, agricultural irrigation, flood water crops, lawn and turf care and mining. The Water$avr is sold in granular form and can be applied either by hand or through a fully automated dispersal system. The primary markets for the Water$avr products are expected to be Australia, Spain and the United States.

        In September 2002 the Company granted Ondeo Nalco, of Naperville, Illinois, the exclusive and non-exclusive distribution rights in Canada, the United States and most other countries other than India and its surrounding countries. To maintain the exclusive rights to distribute the Water$avr product Ondeo Nalco had to meet certain sales targets. If these targets were not met then the exclusive rights would convert to non-exclusive rights. Prior to September 30, 2003 Ondeo Nalco was successful in meeting its sales targets. In September 2003 Ondeo Nalco missed a milestone sales level. As a result, the exclusive rights reverted to non-exclusive rights and the options of the Company stock granted to Ondeo Nalco were cancelled. The Company also has the Water$avr product manufactured by Ondeo Nalco through a separate manufacturing agreement.

        The Company announced the cancellation of the Ondeo Nalco exclusive distribution agreement in a press release dated October 9, 2003. In this press release the Company stated that although the exclusive distribution agreement would be modified, Ondeo Nalco would continue to be the manufacturer of the product. With the acquisition of the Donlar assets and plant, the Company would now be in a position to not only distribute the Water$avr product in the United States and other countries, but would now also be in a position to manufacture the product. The processes employed by Donlar to manufacture and produce its biopolymers were very similar to the processes used by the Company to manufacture Water$avr.

        The Water$avr product was a patented product by the Company that when deployed onto a water surface significantly reduced evaporation. With the addition of the Donlar assets the Company was now able to continue its development of the Water$avr product and expand its capabilities to Water$avr-BTI. Water$avr-BTI combines the original Water$avr technology with mosquito larvae control. Water$avr-BTI, since the end of 2004, has been marketed primarily for use in the reservoir, potable water storage, aqueduct, canal, agricultural irrigation and mining industries. The Company would not have been able to profitably manufacture this product without the addition of the Donlar assets.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        Water$avr-BTI falls under the pest control ruling of the United States Environmental Protection Agency (“EPA”). All factories manufacturing pest control materials must be EPA approved in addition to obtaining the approval of the product itself. FSI has already had the old Donlar plant EPA approved for Water$avr-BTI manufacture and is awaiting EPA product approval in order to fulfill existing product orders. It is extremely difficult to manufacture pest control products intended for use in the USA outside of the US, and FSI would have found it difficult if not impossible to provide this product without a US factory. Internal research by FSI has shown that the Water$avr-BTI market size in the USA is in the range of $35 million per year — far in excess of the historical sales of Donlar. FSI was specifically planning for this situation when assessing the purchase of Donlar assets.

        FSI has performed research and filed US patents for methods of sensing biohazards and chemical pollutants in drinking water. This sensitive work leads to opportunities to reformulate our Water$avr product in the old Donlar plant for sales to homeland security channels. This type of work must be done in US labs and factories by US citizens. The management of FSI perceived the Donlar assets including the scientific team as ideal for these purposes. FSI is also actively working on Water$avr versions that control algae as well as evaporation for use in reservoirs that suffer from both problems. This product when finalized will be formulated and distributed from the Donlar plant.

        In addition to the above, and concurrent with the acquisition of the manufacturing plant, the Company also negotiated with the Donlar leaseholders to obtain the use of Donlar’s former corporate office space and laboratory facilities. These leases were independently assumed by the Company and are on financial terms that differ from Donlar’s previous obligations.

        The addition of the Donlar assets and operating plant has provided the Company with significant benefits apart from rebuilding the discontinued business of Donlar. The most significant benefits of acquiring the Donlar assets are as follows:

    (1)        The addition of the operating assets and manufacturing plant will enable the Company to consolidate some of its manufacturing processes that were previously in two locations in British Columbia, in Alberta, and in Illinois. The Company does not expect to consolidate all of the manufacturing operations in the Donlar plant as there are still some specific expertise and economies of production in the Alberta plant that would not be realized in the Donlar plant for some time. Once sales of certain products exceed the production capabilities of the Albertan plant, the Company intend to manufacture the additional sales in the Donlar facility:

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

    (2)        Has enabled the Company to create one large distribution center in the United States for all of its products. The new distribution centre has assisted the Company to replace the distribution channels previously used by Sun Solar Technologies to market and distribute the Tropical Fish;

    (3)        Has enabled the Company to continue its development plan by adding Water$avr-BTI to its list of products that it can now market to different segments; and

    (4)        Will enable the Company to manufacture the Water$avr product in-house rather than relying on outside manufacturers such as Ondeo Nalco.

        Donlar Business. When the Company acquired the assets of Donlar it was aware that the business of Donlar was very poorly managed and that it had lost all of its major customers. As stated, a secondary objective of the Company was to try and rebuild the Donlar business since it was very similar. After the acquisition, the Company attracted some of the old Donlar customers back to NanoChem only after they were convinced that a complete new business with new management had been created. Many of the remaining Donlar customers intended to switch to Lanxcess, a Donlar competitor as soon as stock in hand was exhausted. Extensive efforts by FSI personnel were required to convince these customers to try the new NanoChem products. Only after the acquisition did the Company begin to develop and market its own TPA biopolymer products.

        Prior to filing for bankruptcy protection, Donlar and its predecessors were engaged primarily in the production, marketing, distribution and sale of the following three product lines:

•	Nutraceuticals (nutrition supplement and sports bar markets);

•	Biopolymers (performance chemical markets); and

•	Agriscience Compounds (agricultural product markets).

    (a)        Nutraceuticals. Prior to the Company’s acquisition of the Donlar assets, Donlar was engaged in the research, development, distribution and sale of nutraceutical and medical food products and supplements. These nutraceutical products were developed by Donlar and incorporated a patented whey protein technology designed to provide or increase protective immunities from and immune response to disease and to provide nutritional supplements. Donlar’s nutraceutical products were marketed to health food stores, health clubs and sporting good stores.

    (b)        Biopolymers. Prior to the Company’s acquisition of the Donlar assets, Donlar was also engaged in the development, manufacture and marketing of biodegradable polymers (“biopolymers”). Biopolymers are non-hazardous, non-toxic, hypoallergenic, environmentally friendly and biodegradable chemical protein compounds. Biopolymers are used in a broad range of industrial and consumer markets and are manufactured from the common biological amino acid, L-aspartic acid. Donlar’s biopolymers were marketed by Donlar to prevent mineral scale and metal corrosion in industrial processes that use high volumes of water. The manufacturing processes used for biopolymers is very similar to the processes used to manufacture Water$avr.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

    (c)        Agriscience Compounds. Prior to the Company’s acquisition of the Donlar assets, Donlar was also engaged in the production and sale of biopolymer compounds specifically designed for the agriculture market. Donlar marketed these compounds to the agriculture industry as capable of significantly increasing the effectiveness of fertilizers.

        As noted, the products of Donlar were quite unique from the products developed by the Company. However, the processes and equipment used to market each entity’s products were substantially the same. For this primary reason, the Company acquired the bankrupt assets of Donlar. Also as stated above, the Company’s secondary intention was to rebuild the business of Donlar, now as Nanochem, and return the business to profitable operations and cash flow.

        In the acquisition, the Company acquired 52 U.S. and 139 international patents and a 58,700 square-foot manufacturing plant on 40 acres of property. From a manufacturing standpoint, this included Donlar’s manufacturing and testing equipment specifically designed for production of biopolymers. While the Company was not engaged in the biopolymer business prior to its purchase of the Donlar assets, the Company determined that the manufacturing processes and facilities used by Donlar could be easily converted for the manufacture and production of the Company’s commercial water evaporation retardants.

        Employee Base. At the time of the acquisition of the assets from Donlar, Donlar had 16 employees and 14 employees at the time Donlar filed a Petition for Bankruptcy in February 2004. The Company has since re-hired 9 of the 16 individuals employed by Donlar at the time of the acquisition. Except as set forth in the following sentence, these employees are largely identified as non-critical laborers and office staff. None of Donlar’s executive officers and key employees were rehired, except that one factory manager, two scientists and one salesman were rehired.

        The Company rehired certain of the employees of Donlar not because they were familiar with the business of Donlar but mainly because they were familiar with the processes and distribution channels of Donlar. These key employees would be the best resources to deploy the Company’s products into Donlar’s previous distribution channel and also adapt the manufacturing processes of Donlar to manufacture the products developed and manufactured by the Company.

        Sales Force. Only one of the 9 former employees of Donlar re-hired by the Company has any sales or marketing functions. This salesman was involved primarily in the sales of biopolymers to the agricultural industry. The Company determined that the cost of sales and other costs associated with this salesman resulted in a net loss based on past performance, but re-hired this individual anyway in order to attempt to foster synergy between the agricultural biopolymers and the Company’s own efforts to sell its Water$avr products to the agricultural industry. Since the acquisition of the Donlar assets, Daniel O’Brien and Herbert Bolz, both of whom were previously unaffiliated with Donlar, and as assisted from time to time by the two rehired scientists, have served as the primary salespersons for the Company’s TPA biopolymer products.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        Customer Base. Due to the significant financial difficulties experienced by Donlar prior to and during its bankruptcy proceedings, Donlar’s customer base had diminished significantly. Moreover, Donlar had no long-term purchase agreements with its customers. As a result, the Company did not acquire any significant customer base in the acquisition. The Company has had to expend significant resources to establish new relationships with certain of Donlar’s former customers, as well as to acquire customers for its TPA biopolymer business. Consequently, the percentage of “new” customers to “old” customers, while only approximately 25%, is deceptively low as it does not account for the substantial efforts required of the Company to establish a new biopolymer customer base.

        Trade Names. The Company acquired all of Donlar’s trade names in connection with the acquisition. However, none of the Donlar trade names were ever used by the Company. All biopolymer products manufactured using the assets acquired from Donlar are now produced and sold by NanoChem Solutions Inc., the Company’s wholly-owned subsidiary.

    (a)        Bankruptcy. Donlar was a bankrupt company in a Chapter 11 proceeding under Title 11 of the United States Code. Prior to filing for bankruptcy protection, Donlar was operating in a deteriorating financial condition in which its secured debt exceeded its assets by more than four to one. During the bankruptcy proceeding, Donlar’s operations were further downscaled in order to preserve assets pending the Bankruptcy Court’s auction. The fact that the assets were auctioned within less than six months of the bankruptcy filing underscores the fact that the business of Donlar, as then conducted, could not be maintained long enough or at a sufficient level to even attempt reorganization of the business. Since the sale of its assets to the Company, Donlar’s bankruptcy proceeding has been converted to a Chapter 7 case and the assigned trustee has been engaged in liquidating Donlar’s remaining assets.

    (b)        State Law. The opinions set forth above regarding the lack of sufficient continuity of Donlar’s business operations following the acquisition of its assets by the Company are supported by state law authority on successor liability, which provides that the acquisition of assets from a company in bankruptcy, absent an express assumption of obligations, falls short of meeting the requirements for state law successor liability purposes. See, e.g., Nelson v. Tiffany Industries, 778 F.2d 533 (1985) (recites general rule against imputing liability to successor corporation in bankruptcy action); and Henkel Corp. v. Hartford Acc. & Indem. Co., 29 Cal.4th 934 (2003) (except under certain limited circumstances, the buyer of corporate assets will not be liable for the obligations of the selling entity absent an express agreement to assume such obligations).

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

    (c)        Financial Statements. The Company purchased the Donlar assets in June 2004. At that time, Donlar’s latest audited financial statements were prepared as of December 31, 2002 and Donlar’s latest unaudited financial statements were prepared as of September 30, 2003. Because of this, the Company’s principal executive officer and principal financial officer do not believe that the financial records of Donlar since its last audited financial statements are complete, nor do they believe that such records have been prepared in accordance with generally accepted accounting principles. Notwithstanding the above, the Company could not reconstruct Donlar’s financial statements because the Company does not have access to the financial records of Donlar, nor was the Company originally provided with any such records in connection with its purchase of the assets from Donlar. As a result, the Company’s principal executive officer and principal financial officer would not be able to certify any of the Company’s periodic reports that contain financial statements incorporating any of Donlar’s financial data. Moreover, the Company believes that the inclusion of Donlar’s “monthly operating reports,” which are required to be filed under bankruptcy law and which are also not prepared in accordance with generally accepted accounting principles, do not contribute to a more informative financial presentation.

        In light of the use of the Donlar assets for biopolymer production and the Company’s conversion of the physical facilities acquired into a viable distribution facility for evaporation control products, a manufacturing facility for enhanced versions of the evaporation products, and a swing production facility of basic Water$avr, the Company believes that the disclosure of financial information concerning the business of Donlar would be misleading, insofar as the revenue-producing activities of the assets acquired from Donlar are sufficiently different from the activity for which such assets were employed by Donlar.

        In the Company’s annual report Form 10-KSB for the fiscal year ended December 31, 2004, the Company stated the following:

NanoChem Solutions Inc.: In June of 2004 FSI acquired the assets of Donlar Corporation for $6.15 million from the bankruptcy estate. The $6.15 million in assets were placed in a newly incorporated Nevada subsidiary of Flexible Solutions International Inc called NanoChem Solutions Inc of which all the issued and outstanding shares are owned by Flexible Solutions International Inc. The newly acquired assets include a broad portfolio of environmentally friendly technologies and products, 52 US and 139 International patents and the 56,780 square foot manufacturing plant on 40 acres of property. Donlar also rented corporate offices and a laboratory in Bedford Park that will continue to be used by the new company. The net book value of the assets is placed at around $4.45 million for property, plant and equipment, in addition to $1.7 million for intellectual property. The water-soluble products acquired by FSI utilize thermal polyaspartate (TPA) biopolymers [beta-proteins manufactured from the common biological amino acid, L-aspartic]. TPAs can be formulated to prevent corrosion and scaling in water piping within the petroleum, chemical, utility and mining industries, as well as proteins that enhance fertilizers to improve crop yields; additives for household laundry detergents, improvement to consumer care products and enhancement of pesticide functionality.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        This statement explains the acquisition of the Donlar assets and the consideration paid. We now find that this statement is slightly misleading in that it states that the “The net book value of the assets is placed at around $4.45 million for property, plant and equipment, in addition to $1.7 million for intellectual property. This statement leads the reader to believe that some value was allocated to the intellectual property. However, no value was allocated to any of the intellectual assets in the most recent audited annual financial statements and the relevant quarterly financial statements. The tangible assets were only recorded to the extent that the purchase price paid did not exceed their ascribed fair market values. The Company did not allocate any of the purchase price to intellectual property or patents as there was no ongoing business or prospect of positive cash flow to justify the allocation to intangible assets.

        The Company’s auditors also reviewed the acquisition of the Donlar assets in detail and reviewed the business of Donlar to ensure that there in fact was no continuing business. The auditors reviewed the purchase agreement, investigated the premises and counted and confirmed the inventory purchased from Donlar. They concluded and agreed that there was no significant continuing business of Donlar. They also confirmed that it would be very difficult to audit the financial statements of Donlar as no records were available. The only records that were made available to the Company were the trial balance of the division as at March 31, 2004 and certain sales and expense reports.

        The Company also believed, and the auditors concurred, that to prepare pro forma financial statements combining the operations of Donlar with those of the Company would be very misleading. First, the minimal financial records provided to the Company were extremely unreliable and were not audited by the external accountants of Donlar. We have also been informed that the previous management of Donlar is being investigated by certain authorities for fraudulent reporting. Secondly, since the business of Donlar had substantially ceased operations by the time the Company acquired the assets out of bankruptcy, to show any ongoing revenue through pro forma financial statements would exaggerate the revenue to be realized in the future.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        In summary, because of the facts that:

• the business associated with the acquired assets is now significantly different than as it was with Donlar and now operates under a different trade name,

    •       the physical assets acquired from Donlar will produce a more diverse line of products than as they did when utilized by Donlar and are now also being used to manufacture the products previously produced by the Company or outside manufacturers,

• the real property occupied by the Company is leased on different financial terms than as it was with Donlar,

    •       the sales force that was employed to sell the products manufactured using the Donlar assets is nearly entirely different and the sales force that was rehired is now primarily engaged to market the products of the Company,

    •       the Company has developed its own marketing and distribution channels, has developed new customers as compared against the channels and customers associated with Donlar, and has independently reacquired many of Donlar’s former customers,

• the business of Donlar had almost completely failed prior to and during the bankruptcy proceeding, and

• current audited or unaudited financial information may be incomplete and, nevertheless, is not available to the Company such that the Company could reconstruct the financial statements of Donlar,

the Company believed that the acquisition of assets from Donlar through a bankruptcy auction process did not result in any sufficient continuity of the former operations of Donlar, and that disclosure of financial information pertaining to Donlar would be misleading to an understanding of the Company’s future operations.

    B.        Response to SEC Comment 2

        Amendment No. 2 to the Form S-3, when filed, will be revised in response to this comment.

    C.        Response to SEC Comment 3

        Amendment No. 2 to the Form S-3, when filed, will be revised in response to this comment as follows:

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

We are subject to credit risk and may be subject to substantial write-offs if one or more of our significant customers default on their payment obligations to us.

We currently allow our major customers between 30 and 45 days to pay for each shipment of product we make to them. This practice, while customary, presents an accounts receivable write-off risk in that if one or more of our significant customers defaulted on their payment obligations to us, such write-off, if substantial, would have a material adverse effect on our business and results of operations. While we have exposure to this type of risk, we are no longer subject to the concentrated credit risk that we were previously subject to because of our relationship with Sunsolar Technologies. In addition, while our exposure to a bad debts and write-offs credit risk may increase as we service a larger number of customers in the swimming pool and personal spa, water evaporation and TPA industries, the effect of any such bad debts and write-offs will be minimized as a result of the increase in the numbers of our customers and overall revenues.

    D.        Response to SEC Comment 4

        Amendment No. 2 to the Form S-3, when filed, will be revised in response to this comment as follows:

Our products can be hazardous if not handled, stored and used properly; Litigation related to the handling, storage and safety of our products would have a material adverse effect on our business and results of operations.

Some of our products are flammable and must be stored properly to avoid fire risk. Additionally, some of our products may cause irritation to a person’s eyes if they are exposed to the concentrated product. Although we label our products to warn of such risks, our sales could be reduced if our products were to be viewed as being dangerous to use or if they are implicated in causing personal injury or property damage. We are not currently aware of any circumstances in which our products have caused harm or property damage to consumers. Nevertheless, litigation regarding the handling, storage and safety of our products would have a material adverse effect on our business and results of operations.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

    E.        Response to SEC Comment 5

        Amendment No. 2 to the Form S-3, when filed, will contain the consents required pursuant to Item 601(b)(23) of Regulation S-B.

    F.        Response to SEC Comment 6

        The Company’s amendment to the Form 10-KSB, when filed, will be revised in response to this comment as follows:

Liquidity and Capital Resources

The following section discusses the effects of changes in our balance sheet and cash flow on our liquidity and capital resources. The following table summarizes our cash, cash equivalents and working capital that directly have an impact on our immediate and future cash needs and sources.

	2004	2003	Increase (Decrease)
Cash and cash equivalents	$558,795	$237,080	$321,715

Short-term investments	559,440	5,033,837	(4,474,397)

Working capital	(101,121)	5,752,679	(5,853,800)

Short-term loan	3,150,000	0	3,150,000

The overall decrease in short-term investments and cash and cash equivalents was primarily a result of cash used for the purchase of the Donlar Corporation assets. Cash was also used to introduce and market our Water$avr product, which has not yet attained significant sales to maintain positive cash flow. Our working capital has also decreased by $5,853,800 as a result of acquiring the Donlar assets and assuming a short-term loan for the purchase. As shown, the short term loan was $3,150,000 from nil in the previous year. Without this loan we would have had substantial working capital.

Historically, prior to 2004, our operations have been cash flow positive after considering the add back to net income of the stock compensation expense and depreciation. In 2004 our operations generated negative cash flow as we acquired a large amount of inventory and we financed the purchase of the Donlar assets through the redemption of short-term investments. In order to build our business, develop and research our products and sustain our start-up operations, we have relied mainly on external equity financing. We intend over the next two quarters to obtain additional external equity financing to repay the short-term debt, which is due in June 2005, and continue to develop our products.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including the fluctuations in our operating results, shipments, accounts receivable collections, and inventory management. As our sales continue to build, our accounts receivable will increase and our overall inventory levels will also increase.

Other than to repay or replace the short-term loan due in June 2005, we have no other commitments or guarantees in the next 12 months that will materially affect our cash position or needs. We believe we have sufficient capital to support our business and operations for at least the next 12 months. We anticipate utilizing approximately $500,000 in the next twelve months attempting to close sales in California, Spain and Australia and to extend certain core US patents to select other countries. Approximately 80% of such expenditures are related to our recently introduced Water$avr product.

There can be no assurance that any of the expenditures will result in additional sales revenues. In the event that our capital resources are not sufficient for the continued expansion of the Company, new capital will be needed or marketing expenses will have to be curtailed until capital is available. There is no guarantee that capital will be available on terms acceptable to the Company or at all. There are no investment banking agreements in place at this time.

    G.        Response to SEC Comment 7

        The Company has taken the position that the acquisition of the Donlar assets is not a purchase of a business; accordingly it has not adopted certain of the disclosure requirements for business combinations as set out in SFAS 141. Specifically, it has not included the disclosures stated in paragraphs 51, 52, 54 and 55 of SFAS 141.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        Paragraph 37 of SFAS 141 provides general guidance for assigning amounts to the assets and liabilities acquired in a business combination. More specifically, paragraph 37(e) states that intangible assets that meet the criteria in paragraph 39 should be recorded at their estimated fair values. The criteria set out in paragraph 39 states that an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights. Even if the intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable or capable of being separable.

        We concur that the patents are intangible assets that arose from contractual obligations and are capable of being separable and could be recognized as assets apart from goodwill. However, in recording the assets acquired from Donlar we only recognized their carrying value to the extent the allocated cost is only allocated to tangible fixed assets to the extent of their fair values. The patents and other intangible assets only have value to the Company to the extent their cost can be supported by the cash flow or earnings generated by the Company. These patents also only have value to the Company in use, which implies that the patents can only be used in the exact same business or by a competitor who can utilize the patents. It has been clearly shown that no competitor wanted the patents or other technology as there were no other bidders for the assets of Donlar other than the Company.

        Since there is no ongoing business of Donlar or potential for positive earnings, we have not allocated any of the purchase price to the patents or other intangible assets. We have only allocated the purchase price to the fixed assets to the extent of their fair market values. As stated above, since the Company does have as its secondary objective the intention of rebuilding the business of Donlar, it did announce that it did acquire certain patents and other technological assets of Donlar.

    H.        Response to SEC Comment 8

        The revised revenue recognition policy as stated in our previous reply to the SEC is as follows:

Revenue from product sales is recognized at the time the product is shipped since title and risk of loss is transferred to the purchaser upon delivery to the carrier. Shipments are made F.O.B. shipping point. The Company recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, collectibility is reasonably assured, and there are no significant remaining performance obligations. When significant post-delivery obligations exist, revenue is deferred until such obligations are fulfilled.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

Provisions are made at the time the related revenue is recognized for estimated product returns. Since the Company’s inception, product returns have been insignificant; therefore no provision has been established for estimated product returns.

        The revenue recognition note states that if there are significant post-delivery obligations revenue is deferred until such obligations have been fulfilled. In practice, the Company has very little post-delivery obligations. For purposes of customer service satisfaction, the Company will deliver replacement product if the customer believes there is a defect in the product that they purchased. However, over the life of the products the Company has had to replace approximately two or three items because of perceived defects. Products that are replaced, mainly only the Tropical Fish, are normally very small dollar items. When the Company starts to sell products that do have significant post-delivery obligations, which is not expected in the near future, revenue will be deferred until the post-delivery obligation has been fulfilled.

        The Company does not have any arrangements with distributors or resellers that provide these resellers with the opportunity to return the products in the case that they are not sold.

        The Company believes that it does comply with SAB Topic 13 in relation to its revenue recognition policies. The Company has a relatively simple sales cycle in that products sold to distributors do not contain any specific terms or rights of return or post-delivery obligations, and the payment terms are all within 30 to 45 days regardless of the type of product sale.

    I.        Response to SEC Comment 9

        In 2003 the Company acquired an option to purchase 20% of Tatko, Inc. (“Tatko”) for the issuance of 100,000 shares of the Company’s common stock. The purchase of the option also included the right to use the bio-chemicals and patents of Tatko in the Company’s products. As part of the agreement, Tatko was supposed to supply the Company with samples of its specific technologies so that the Company could adapt its processes to incorporate the technologies of Tatko. Unfortunately, Tatko was very slow in providing “clean” samples that the Company could work with. Consequently, the Company believed that Tatko had breached its agreement and demanded the return of the shares. Until such time as the issue is settled, the Company still maintains the right to acquire a 20% interest in Tatko.

        Tatko is a technology company that performs research and development activities for numerous biological related processes. A significant asset of Tatko is the world-wide patents on exceptionally effective strains and methods of growth for Azo-spirillium. These microbes are excellent candidates for spreading on rice fields using Water$avr and is a technology that the Company can capitalize on in the future.

        The Company believes that the patents developed by Tatko are extremely beneficial to its future operations. Once the litigation involving the return of the shares of the Company has been settled, the Company intends to negotiate with Tatko to either enter into a normal supplier/customer relationship to acquire Tatko’s products or it will negotiate to acquire Tatko.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        The Company continues to deal with Tatko on an ongoing basis to try and settle the outstanding issues and discuss the technologies of Tatko and the synergies these technologies will have with the Company. The technologies still have considerable present and future benefit to the Company, which implies that the investment in Tatko still has continuing benefit. Tatko is still in operation and still maintains its patents. The Company expects that the issues between the two companies will be resolved in 2005 and during that time the carrying value of the investment will be reviewed.

        The Company relies on the accounting policies of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” and the guidelines of EITF 030-01 “The Meaning of Other-Than-Temporary Impairment of Certain Investments” for assessing the accounting treatment and carrying value of the investment. In accordance with these pronouncements, the investment is still reviewed on a continuous basis by analyzing the technology and operations of Tatko to ensure that the carrying value is justified.

        The Company considers the investment impaired when the fair value is less than its carrying amount. Since the investment does not have a readily determinable fair value, the Company has taken the position that the fair value assessment will be measured when an impairment indicator is present. Tatko’s lack of timeliness in providing “clean” samples, which precipitated the Company’s demand for the return of the shares, does imply that there may be an impairment issue. However, as stated above, the Company has determined that the patents and their use do still have considerable future benefits.

    J.        Response to SEC Comment 10

        The Company’s amendment to the Form 10-KSB, when filed, will be revised in response to this comment as follows:

Options to purchase 1,241,740 shares of common stock at prices ranging from $1.00 to $4.60 per share were outstanding during the year ended December 31, 2004 (2003: options to purchase 1,711,000 shares of common stock at prices ranging from $1.00 to $4.25 per share and 2002: options to purchase 3,686,000 shares of common stock at prices ranging from $0.25 to $3.50 per share), but were excluded from the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the Company’s common stock.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

    K.        Response to SEC Comment 11

        In accounting for the stock options to consultants, the Company considered SFAS 123, EITF 96-18 and EITF 00-18. On September 1, 2002, Water$avr Global Solutions Inc. (“Water$avr”) a wholly-owned subsidiary of the Company, entered into an agreement with Ondeo Nalco Company (“Ondeo Nalco”) wherein Ondeo Nalco was appointed an exclusive distributor of Water$avr chemicals in certain markets and a non-exclusive distributor in others. As part of the agreement Ondeo Nalco had to make at least a threshold amount of purchases during the eighteen month period following the signing of the contract. If Ondeo Nalco was unable to meet the threshold purchases, then the exclusive distributorships would convert to non-exclusive. As an incentive to attain the threshold targets, Ondeo Nalco was to be paid $500,000.

        The term of the agreement was for a period of five years. However, the agreement had a termination clause which could be triggered by either party effective immediately upon written notice to the other party if the other party: (i) breached any provision of the agreement and failed to cure such breach to the satisfaction of the terminating party within thirty days after such notice from the terminating party; (ii) files a voluntary petition under bankruptcy; or (iii) becomes insolvent. Ondeo Nalco also had a specific right to terminate the agreement at any time upon six months written notice.

        As an appendix to the agreement, the Company granted Ondeo Nalco options to acquire 1,000,000 shares of the Company at $4.25 per share and other options to acquire 1,000,000 shares of the Company at $5.50 per share. Overall the Company granted 2,000,000 stock options to Ondeo Nalco that were exercisable and vested immediately and expired at the earlier of five years or the termination of the agreement. During the year ended December 31, 2003, Ondeo Nalco breached the terms of the agreement by not purchasing a sufficient amount of chemicals and consequently the agreement was terminated and the stock options were cancelled.

        As stated in its notes to financial statements, the Company applies the fair value based method of accounting for stock options as set out in SFAS 123. The Company applied the accounting policies of SFAS 123 for stock options granted to consultants and followed the guidelines of EITF 96-18 and EITF 00-18 to determine the measurement date and the periods of expensing. Although SFAS 123 establishes the measurement principles for transactions of stock options for consultants and states that those transactions should be measured at fair value, it does not address the measurement date or the periods of recognition of the cost of the transactions. SFAS 123 does not also deal with stock options issued in conjunction with sales activities.

        EITF 96-18 and EITF 00-18 address the measurement date and the recognition approach for stock options issued to consultants as sales incentives. The EITF states that a company should measure the fair value of the equity instruments using the stock price and other measurement assumptions as of the earlier of either of the following:

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

    (1)        The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a performance commitment). In order for the contract to have a performance commitment the commitment to perform must be probable and evidenced by a sufficient disincentive for non-performance. A forfeiture of the stock options as the sole remedy in the event of the consultants non-performance is not considered a sufficient disincentive.

    (2)        The date at which the counterparty’s performance is complete. The counterparty’s performance is considered complete when the counterparty has purchased the goods in accordance with the agreement.

        In the Company’s particular circumstances, in order to determine the measurement date it considered the performance commitment above and the date at which the counterparty’s performance was complete. The Company believed that the measurement date could not be based on the date at which a commitment for performance was reached as there was no disincentive factors built into the agreement to compel Ondeo Nalco to perform according to the agreement. Ondeo Nalco had a specific provision in the agreement to cancel the agreement any time with six months written notice.

        The Company then determined that the measurement date should be based on the date that the counterparty’s performance was complete. Based on a strict interpretation of these criteria, the measurement date could have been at the end of the eighteen month period, the period after significant milestones had been met. However, the EITF Task Force subsequently discussed situations in which counterparty performance may be required over a period of time, but the equity awards granted to the party performing the services is fully vested and non-forfeitable on the date the parties entered into the contract. The committee then determined that a reasonable interpretation of this clause is that the measurement date for an award that is non-forfeitable and that vests immediately could be the date the parties entered into the contract even though services had not yet been performed.

        The stock options issued to Ondeo Nalco did vest immediately, but were forfeitable in the case that the agreement was terminated. EITF 00-18 states that to achieve a measurement date, no specific future performance must be required by the grantee to earn the equity instruments. The EITF Task Force concluded that by eliminating any obligation on the part of the counterparty to earn the equity instruments, a measurement date had been reached. In the Company’s case, the stock options were fully vested and could be exercised by the counterparty regardless of future performance or the lack thereof. The stock options were only forfeited if the agreement was terminated.

        The EITF Task Force did not address the periods or manner in which the fair value of the transactions should be recognized, but it did recognize that the transaction should be recognized in the same periods (capitalize versus expense) as if the enterprise had paid cash for the goods or services instead of using equity instruments and noted that all facts and circumstances should be considered.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        The granting of the stock options in 2002 resulted in the Company recording an expense of roughly $2.48 million based on the principles of SFAS 123 and the guidance set out in EITFs’ 96-18 and 00-18. The Company expensed the entire amount of the stock options on the basis of being conservative and recognizing the fact that the stock options did vest immediately and were not tied to the overall performance of the consultant to attain the sales targets.

        The Company also followed the guidance of SFAS 123 in relation to the forfeiture provisions of the stock options. According to SFAS 123, the Company has the option to recognize an allowance for stock options that may forfeit in the year the options are granted or recognize the forfeitures by reversing the amount expensed in prior periods that relate to the options actually forfeited. In 2002 the Company recognized the cost of the stock options by recognizing an expense for the entire amount of the stock options that vested. It then reversed the entire amount of the stock options expensed in 2003 when the agreement was terminated and the stock options were forfeited.

    L.        Response to SEC Comment 12

        The Company’s amendment to the Form 10-KSB, when filed, will be revised in response to this comment as follows:

On May 1, 2003, the Company filed a lawsuit in the Supreme Court of British Columbia, Canada, against John Wells and Equity Trust, S.A. seeking return of 100,000 shares of the Company’s common stock and repayment of a $25,000 loan, which were provided to defendants for investment banking services consisting of securing a $5 million loan and a $25 million stock offering. Such services were not performed and in the proceeding, the Company seeks return of such shares after defendant’s failure to both return the shares voluntarily and repay the note. On May 7, 2003 the Company obtained an injunction freezing the transfer of the shares. On May 24, 2004 there was a hearing on defendant’s motion to set aside the injunction, which motion was denied by the trial court on May 29, 2004. The proceeding is still in a discovery phase. On the date of issuance, the share transaction was recorded as shares issued for services at fair market value, a value of $0.80 per share. No amounts have been recorded as receivable in the Company’s consolidated financial statements as the outcome of this claim is not determinable.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

On November 13, 2003, Patrick Grant filed a lawsuit in the Circuit Court of Cook County, Illinois against the Company, Water$avr Global Solutions Inc. (“WGS”), the wholly-owned subsidiary of the Company, and Daniel B. O’Brien , the Company’s Chief Executive Officer. The plaintiff claims damages for breach of contract, tortious interference with an agreement and various wrongful discharge claims. The plaintiff seeks monetary damages in excess of $1,020,000 for the breach of contract and tortious interference claims and unspecified compensatory and punitive damages in the wrongful discharge claims. The parties completed mandatory mediation ordered by the Circuit Court and will next appear in court for case management, at which time the court will set discovery deadlines. The Company considers the case without merit and is planning to dispute the matter vigorously. In addition, the Company intends to file counterclaims against the plaintiff for failure to repay financial obligations owed to the Company of almost $40,000, as well as unspecified damages arising out of Plaintiff’s disclosure of confidential information to a client during his employment at WGS. No amounts have been recorded as receivable and no accrual has been made for any loss in the Company’s consolidated financial statements as the outcome of the claim filed by Mr. Grant is not determinable.

On May 28, 2004, Sunsolar Energy Technologies Inc. (“SET”), filed a lawsuit in the Federal Court of Canada, against the Company, Flexible Solutions, Ltd., the Company’s wholly-owned subsidiary (“FSL”), and Mr. O’Brien. SET is seeking: (a) a declaration that the trademark “Tropical Fish” is available for use by SET; (b) injunctive relief against further use of the “Tropical Fish” trademark by the Company; and (c) monetary damages exceeding $7,000,000 for the alleged infringement by the Company, FSL and Mr. O’Brien of the “Tropical Fish” trademark, as well as any other “confusingly similar trademarks” or proprietary trade dresses. On August 9, 2004, the Company, FSL and Mr. O’Brien filed their defense and filed a counterclaim against SET. The counterclaim seeks: (x) injunctive relief against further use of the “Tropical Fish” trademark by SET; (y) a declaration that the “Tropical Fish” trademark is owned by the Company, or, in the alternative, is not distinctive and should be struck from the trademark registry; and (z) monetary damages exceeding $50,000. The parties have completed documentary discovery, and examinations for discovery of all parties have been scheduled for July 2005. No amounts have been recorded as receivable in the Company’s consolidated financial statements and no amounts have been accrued as potential losses as the outcome of this claim is not determinable.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

On July 23, 2004, the Company filed a breach of contract suit in the Circuit Court of Cook County, Illinois against Tatko Biotech Inc. (“Tatko”). The action arises out of a joint product development agreement entered into between the Company and Tatko in which the Company agreed to invest $10,000 toward the product development venture and granted to Tatko 100,000 shares of the Company’s restricted common stock. In return, Tatko granted the Company a five-year option to purchase 20% of Tatko’s outstanding capital stock. Tatko has since refused to collaborate on the agreement and the Company seeks declaratory relief stating that Tatko is not entitled to the 100,000 shares of the Company’s restricted common stock. The litigation is still pending at this time.

In addition, Tatko filed its own suit on September 24, 2004 in the Circuit Court of Cook County, Illinois seeking declaratory relief of its entitlement to the Company’s restricted common stock. On May 23, 2005, the Tatko suit was dismissed with prejudice by the District Court.

No amounts have been recorded as receivable in the Company’s consolidated financial statements and no amount has been accrued as a loss as the outcome of the claim against Tatko is not determinable.

        With respect to its obligation to file an amendment to its Form S-3 (Amendment No. 2), Form 10-KSB and its Form 10-QSB, the Company respectfully requests permission to file such amended documents promptly following the resolution with the Commission of the issues discussed hereinabove.

Ms. Pamela A. Long
Securities and Exchange Commission
August 11, 2005

        If you have any further comments regarding this letter, the responses contained herein or the proposed responses to the Form S-3 (Amendment No. 2), Form 10-KSB or Form 10-QSB, please contact directly the attorney for the Company, Deepak Nanda, at (310) 975-7912 with any questions or comments regarding this matter. Mr. Nanda’s facsimile number is (310) 557-8475.

Very truly yours,

FLEXIBLE SOLUTIONS INTERNATIONAL, INC.

/s/ Daniel B. O'Brien
Daniel B. O'Brien
President and Chief Executive Officer
cc:	Chris Edwards (via EDGAR only) Matt Franker (via EDGAR only) Nudrat Salik (via EDGAR only) Marie Trimeloni (via EDGAR only) Paul A. Stewart Andrew B. Serwin Deepak Nanda